UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                                Ultrak, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                               Common Stock,
                              $0.01 par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 903898401
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                               (CUSIP Number)

                          Peter M. Kreindler, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                               P.O. Box 4000
                            Morristown, NJ 07962
                               (973) 455-2000

                              With a Copy to:
                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
         (Name, Address and Telephone Number of Persons Authorized
                  to Receive Notices and Communications)

                               August 8, 2002
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                SCHEDULE 13D

CUSIP No. 903898401

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Honeywell International Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                         (a) |_|
                                                                      (b) |_|

3          SEC USE ONLY


4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    N/A (1)

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                          7        SOLE VOTING POWER
       NUMBER OF
                                            -0-
         SHARES

      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            7,789,466 (2)

                          9        SOLE DISPOSITIVE POWER
          EACH
                                            -0-
       REPORTING

         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              -0-

11         AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,789,466 (2)

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                     |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           45.07%

14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

(1)  See Item 3 hereof.
(2)  See Items 4 and 5 hereof.

ITEM 1. SECURITY AND ISSUER.
        -------------------

     This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.01 par value ("Company Common Stock"), of Ultrak, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

     (a)-(c) This Statement is filed by Honeywell International Inc., a Delaware corporation ("Honeywell"). Honeywell is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control technologies for buildings, homes and industry, automotive products, specialty chemicals, fibers, plastics and electronic and advanced materials. The principal business offices of Honeywell are located at 101 Columbia Road, Morristown, New Jersey 07962.

     (d)-(e) During the five years prior to the date hereof, neither Honeywell nor, to the best of its knowledge, any executive officer or director of Honeywell (each of whom is listed on Exhibit 1 attached hereto and incorporated herein by reference), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

     On August 8, 2002, Honeywell entered into Voting Agreements (the "Voting Agreements") with each of the following stockholders of the Company (collectively, the "Stockholders"): Victoria and Eagle Strategic Fund ("V&E"), Niklaus F. Zenger ("Zenger"), George K. Broady ("Broady") and Myriam Hernandez. The Voting Agreements are attached hereto as Exhibits 2 and 3 and incorporated herein by reference. The shares of Company Common Stock to which this statement relates have not been purchased by Honeywell, and neither Honeywell nor any of the other persons listed in response to
Item 2 hereof has paid to any Stockholder any funds in connection with the Voting Agreements.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

     On August 8, 2002, Honeywell, the Company and certain subsidiaries of the Company (the "Company Subsidiaries") entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") whereby, among other things, Honeywell agreed to purchase certain assets of the Company and the Company Subsidiaries for an aggregate purchase price of $36 million in cash (subject to reduction under certain circumstances, as set forth in the Asset Purchase Agreement) plus the assumption of certain liabilities. The consummation of the transactions contemplated by the Asset Purchase Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the Company's stockholders ("Stockholder Approval").

     Simultaneously with the execution and delivery of the Asset Purchase Agreement, Honeywell entered into the Voting Agreements with the Stockholders whereby the Stockholders have agreed to vote all of the shares of Company Common Stock and shares of Series A Convertible Preferred Stock of the Company ("Company Preferred Stock") beneficially owned or subsequently acquired by them in favor of approval of the Asset Purchase Agreement (and any action required in furtherance of the transactions contemplated thereby) and against (i) any Alternative Transactions (as defined in the Voting Agreements), (ii) any Frustrating Transactions (as defined in the Voting Agreements) and (iii) any action or agreement that would result in a material breach by the Company of any of its obligations under the Asset Purchase Agreement or by any Stockholder under the Voting Agreements. The Stockholders have also granted Honeywell an irrevocable proxy to vote their shares in accordance with the foregoing clauses (i) through (iii).

     Based on their respective representations in the Voting Agreements, as of August 8, 2002, the Stockholders owned the following securities in the
Company: (i) V&E - 2,120,000 shares of Company Common Stock and 130,233 shares of Company Preferred Stock; (ii) Zenger - 17,700 shares of Company Common Stock and 32,559 shares of Company Preferred Stock; (iii) Broady - 1,200,000 shares of Company Common Stock, options to purchase 795,851 shares of Company Common Stock, and warrants to purchase 200,000 shares of Company Common Stock (the securities in the foregoing clauses (i) through (iv), together with any additional securities of the Company acquired by any Stockholder on or after August 8, 2002 and before the termination of the Voting Agreements collectively referred to herein as the "Company Securities").

     The Voting Agreements also provide, among other things, that: (i) each Stockholder will not, except as otherwise set forth therein, sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of his, her or its respective Company Securities; (ii) each Stockholder will not grant any proxies, powers of attorney or other authorization or consent with respect to his, her or its Company Securities, or deposit any of such securities in a voting trust or enter into a voting agreement with respect to any of such securities; (iii) each Stockholder will not take any action that would make his, her or its representations or warranties under the Voting Agreements untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his, her or its obligations under the Voting Agreements; and (iv) until after the consummation of the transactions contemplated by the Asset Purchase Agreement, each Stockholder will not, and will not authorize any of its representatives to (A) directly or indirectly initiate, solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal or Frustrating Transaction, (B) directly or indirectly engage or participate in discussions or negotiations regarding, or provide any information or data to any person or otherwise cooperate in any way with, any Takeover Proposal or Frustrating Transaction or (C) execute or enter into any Acquisition Agreement (as defined in the Asset Purchase Agreement) with respect to any Takeover Proposal or Frustrating Transaction, except in the case of (A),
(B) or (C) above, to the extent such discussions or negotiations are participated in by a Stockholder solely in his capacity as a director of the Company in accordance with the terms of the Asset Purchase Agreement. Notwithstanding clause (i) of the foregoing sentence, Honeywell has agreed to permit V&E, Zenger and Broady to sell, in open market transactions on the Nasdaq National Market System during the term of the Voting Agreement between Honeywell and such Stockholders, up to an aggregate of 400,000 shares of Company Common Stock.

     Under the Voting Agreements, the Stockholders have also irrevocably and unconditionally agreed to waive all of their rights under the second sentence of Section 4(j) of the Company's Certificate of Incorporation (which provides for additional advance notice to holders of Company Preferred Stock of certain transactions involving the Company) to the extent such sentence may apply to the transactions contemplated by the Asset Purchase Agreement.

     The Voting Agreements terminate automatically upon the earliest of (i) the consummation of the transactions contemplated by the Asset Purchase Agreement, (ii) the termination of the Asset Purchase Agreement for reasons other than those described in clause (iii) below and (iii) 30 days following the termination of the Asset Purchase Agreement for any of the following reasons: (A) termination by Honeywell, on the one hand, or by the Company and the Company Subsidiaries on the other hand, if, upon a vote taken at a duly held meeting called to obtain the Stockholder Approval (including any adjournments or postponements thereof), Stockholder Approval is not obtained, (B) termination by Honeywell if the Company's board of directors or any committee thereof adversely changes or fails to reaffirm its recommendation of the transactions contemplated by the Asset Purchase Agreement or (C) termination by the Company and the Company Subsidiaries in response to a superior proposal, all as more fully set forth in the Asset Purchase Agreement.

     The foregoing summary of the Voting Agreements and the Asset Purchase Agreement is qualified in its entirety by reference to the Voting
Agreements, which are being filed as Exhibits 2 and 3 hereto, and the Asset Purchase Agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference.

     Except as indicated in this Schedule 13D, Honeywell currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE COMPANY.
        --------------------------------------

     (a)-(c) As a result of entering into the Voting Agreements, Honeywell may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), to share with the respective Stockholders party to the Voting Agreements the direct or indirect power to vote, or to direct the voting of, an aggregate of 7,789,466 shares of Company Common Stock (3). Such shares (including the options and warrants) collectively represent approximately 45.07% of the issued and outstanding shares of

------------------------------
3        This number includes the options and warrants owned by George K.
         Broady; however, to date such options and warrants remain unexercised and Honeywell has no right to direct the exercise of any of them. Honeywell may be deemed for purposes of Rule 13d-3 under the Exchange Act to share with George K. Broady the direct or indirect power to vote, or to direct the voting of, any shares of Company Common Stock resulting from the exercise of any of such options or warrants.

Company Common Stock on a fully diluted basis. The foregoing calculations assume that (i) 14,026,588 shares of Company Common Stock were outstanding on April 30, 2002, as represented by the Company in its Form 10-Q filed with the S.E.C. on May 1, 2002, and (ii) each share of Company Preferred Stock until redeemed or converted has voting rights equal to 16.667 shares of Company Common Stock, as set forth in the Company's Certificate of Incorporation.

     Notwithstanding the foregoing, however, Honeywell (i) is not entitled to any rights as a shareholder of the Company with respect to the Company Common Stock covered by this Statement and (ii) has no direct or indirect power to vote, direct the voting of, dispose of, or direct the disposal of, any of the shares of Company Common Stock covered by this Statement other than the power provided pursuant to the Voting Agreements. Honeywell does not own any shares of Company Common Stock. Honeywell hereby disclaims beneficial ownership of any shares of Company Common Stock (including those covered by this Statement, which, for the avoidance of doubt, include any shares of Company Common Stock resulting from the exercise of any of the options or warrants), and nothing contained in this Statement shall be construed as an admission that any such person is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement.

     Except as set forth herein, no transactions involving Company Common Stock have been effected during the past 60 days by Honeywell or any of its respective directors or executive officers.

     (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
        ------------------------------------

     Except as described in this Schedule 13D, neither Honeywell nor any executive officer or director of Honeywell has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The transactions discussed in Item 4 are further described in the Voting Agreements, which are attached hereto as Exhibits 2 and 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

Exhibit 1         List of Executive Officers and Directors of Honeywell.

Exhibit 2 Voting Agreement dated as of August 8, 2002 among Honeywell, Victoria and Eagle Strategic
                  Fund, Niklaus F. Zenger and George K. Broady.

Exhibit 3 Voting Agreement dated as of August 8, 2002 between Honeywell and Myriam Hernandez.

Exhibit 4 Asset Purchase Agreement dated as of August 8, 2002 among Honeywell, the Company and the Company
                  Subsidiaries

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                          HONEYWELL INTERNATIONAL INC.



                                          By:  /s/ Peter M. Kreindler
                                              --------------------------------
                                              Name:   Peter M. Kreindler
                                              Title:  Senior Vice President
                                                      and General Counsel


Dated: August 19, 2002

EXHIBIT INDEX

                  Document
                  --------

Exhibit 1     --     List of Executive Officers and Directors of Honeywell.

Exhibit 2     --     Voting Agreement dated as of August 8, 2002
                     among Honeywell, Victoria and Eagle Strategic
                     Fund, Niklaus F. Zenger and George K. Broady.

Exhibit 3     --     Voting Agreement dated as of August 8, 2002
                     between Honeywell and Myriam Hernandez.

Exhibit 4     --     Asset Purchase Agreement dated as of August 8, 2002
                     among Honeywell, the Company and the Company
                     Subsidiaries